                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                        Natural Gas Services Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   63886Q 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                2911 South County Road 1260, Midland, Texas 79706
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 11, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ( )

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 2 of 9

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Roland W. Gentner
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) (x)
         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) ( )


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
 NUMBER OF                                  369,000
  SHARES                              ------------------------------------------
BENEFICIALLY                           8    SHARED VOTING POWER
  OWNED BY
   EACH                               ------------------------------------------
 REPORTING                             9    SOLE DISPOSITIVE POWER
  PERSON                                    369,000
   WITH                               ------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         369,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 3 of 9

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RWG Investments LLC - Federal I.D. #46-0453595
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) (x)
         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) ( )


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Dakota
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
 NUMBER OF                                  245,000
  SHARES                              ------------------------------------------
BENEFICIALLY                           8    SHARED VOTING POWER
  OWNED BY
   EACH                               ------------------------------------------
 REPORTING                             9    SOLE DISPOSITIVE POWER
  PERSON                                    245,000
   WITH                               ------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         245,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 4 of 9

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         G Five Development LLC - Federal I.D. #20-0763134
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) (x)
         (b) ( )
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e) ( )


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         South Dakota
--------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER
 NUMBER OF                                  82,000
  SHARES                              ------------------------------------------
BENEFICIALLY                           8    SHARED VOTING POWER
 OWNED BY
   EACH                               ------------------------------------------
 REPORTING                             9    SOLE DISPOSITIVE POWER
  PERSON                                    82,000
   WITH                               ------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         82,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ( )

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

--------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 5 of 9


Item 1.   Security and Issuer.

         This statement relates to the Common Stock of Natural Gas Services, Inc., a Colorado corporation (the "Company"). The Company's principal address is 2911 South County Road 1260, Midland, Texas 79706.

Item 2.   Identity and Background.


          (a) This statement is filed by Roland W. Gentner, an individual, RWG Investments LLC, a South Dakota limited liability company ("RWG Investments") which is solely owned by Roland W. Gentner, and G Five Development LLC, a South Dakota limited liability company ("G Five"), 97% of which is owned between Mr. Gentner and his spouse, with the remaining 3% owned by Mr. Gentner's three sons.

          (b) The address of Mr. Gentner, RWG Investments and G Five is 5980 Wildwood Drive, Rapid City, South Dakota 57702.

          (c) Mr. Gentner's principal occupation is President and Chief Executive Officer of Sodak Gaming, Inc., a distributor of gaming equipment. Sodak's address is 5301 South Hwy 16, Rapid City, South Dakota 57701. RWG Investments and G Five are limited liability companies through which Mr. Gentner makes investments.

          (d) During the last five years, none of Roland W. Gentner, RWG Investments or G Five, to the best of his or its knowledge, or any of its respective managers or members (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (e) Mr. Gentner is a citizen of the United States of America. RWG Investments and G Five are limited liability companies organized under the laws of South Dakota.

Item 3.   Source and Amount of Funds or Other Consideration.

         On or about May 6, 1999 and September 10, 1999, RWG Investments purchased 50,000 shares and 200,000 shares, respectively, of the Common Stock in a private placement by the Company. The stock was purchased for $2.00 per share using funds reserved for investments.

         In October 1999, the RWG Investments was granted a five year option to purchase 100,000 shares of our common stock at $2.00 per share in consideration of Mr. Gentner serving as an advisor to the Company's Board of Directors. RWG Investments exercised the option in its entirety on or about June 24, 2003, and the Company has issued 100,000 shares of its Common Stock to RWG Investments in connection with the exercise. RWG Investments paid the exercise price with funds reserved for investments.

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 6 of 9


         In connection with a private placement of units by the Company of subordinated notes and warrants, on or about February 14, 2001, RWG Investments purchased from the Company $80,000 of its 10% Subordinated Notes and five year warrants to purchase Common Stock of the Company at $3.25 per share. The warrants entitled RWG Investments to purchase up to 32,000 shares of stock. The units were purchased using funds reserved for investments. On May 13, 2004, RWG Investments exercised all of the warrants and received 32,000 shares of stock. RWG Investments assigned the 32,000 shares to Roland W. Gentner, who has transferred the shares to G Five.

         On or about September 4, 2001, RWG Investments purchased 12,000 shares of the Company's 10% Convertible Series A Preferred Stock in the Company's private placement. Each share of the preferred stock is entitled to one vote per share with the holders of the Company's Common Stock on any matter voted on at a meeting of the Company's shareholders an to vote as a class on any matter required to be voted on by classes under Colorado law. The preferred stock is convertible into shares of the Company's Common Stock at $3.25 per share subject to adjustment. The preferred stock automatically converts into the Company's Common Stock if at any time the Common Stock trades for 20 consecutive trading days at a price equivalent to 200% of the then conversion price. On May 12, 2004, the preferred stock was automatically converted into 12,000 shares of Common Stock. RWG Investments assigned the Common Stock to Roland Gentner.

         In October 2002, Roland W. Gentner purchased 15,000 shares of the Company's Common Stock and 15,000 of the Company's Warrants in the Company's initial public offering. Each Warrant is exercisable in Company Common Stock at $6.25 per share during the four years ending October 21, 2006, subject to the Company's redemption rights. The shares and Warrants were purchased using personal funds.

         On or about May 17, 2004, RWG Investments transferred 50,000 shares of the Company's Common stock to G Five.

Item 4.   Purpose of Transaction.

         The shares, options and warrants described herein were acquired and sold for investment purposes. Based on continuing evaluation of the Company's businesses and prospects, alternative investment opportunities, the Company's stock price and all other factors deemed relevant, additional Company securities may be acquired or sold in the open market or in privately negotiated transactions, or some or all of the options or warrants held by Mr. Gentner, RWG Investments or G Five may be exercised into Company Common Stock. Furthermore, the securities held by Mr. Gentner, RWG Investments or G Five may be sold. Except as set forth elsewhere in this Schedule 13D, neither Mr. Gentner, RWG Investments or G Five have made any proposals and have entered into any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of THEIR ongoing review of investment alternatives, Mr. Gentner, RWG Investments or G Five may consider further investment opportunities with management or the Board of Directors of the Company or other stockholders of the Company.

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 7 of 9


Item 5.   Interest in Securities of the Issuer

         RWG Investments sold shares of the Company's Common Stock in the amounts and on the dates shown in the following table:

                 ----------------------------------------------------------------------------------------------------
                 Person who effected   Date of the         Amount of           Price per share   Where and how the
                 transaction           transaction         Securities                            transaction was
                                                           involved                              effected
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       4/28/04             5000                $9.63             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       4/28/04             1400                $9.63             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/03/04             3600                $9.24             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             3000                $9.56             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             5000                $9.80             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             3000                $9.56             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             4000                $9.79             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             5000                $9.90             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             5000                $10.00            Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/04/04             5000                $9.89             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/05/04             5000                $9.67             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/07/04             2500                $9.67             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 8 of 9


                 ----------------------------------------------------------------------------------------------------
                 Person who effected   Date of the         Amount of           Price per share   Where and how the
                 transaction           transaction         Securities                            transaction was
                                                           involved                              effected
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       5/07/04             5000                $9.70             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------
                 RWG Investments       05/11/04            2500                $9.67             Customary Broker
                                                                                                 Transaction
                 ----------------------------------------------------------------------------------------------------

         As of the date of this Schedule 13D amendment, Mr. Gentner beneficially owned 369,000 shares of Common Stock of the Issuer (approximately 6.9% of the Company's outstanding shares of Common Stock), 354,000 shares of which are issued and outstanding and an additional 15,000 of which Mr. Gentner has the right to acquire upon exercise of the warrant noted in Item 4 of this Schedule 13D.

         Mr. Gentner has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 369,000 shares beneficially owned by him.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As noted in Item 3, in October 1999 the LLC was granted an option for 100,000 shares of Company Common Stock in consideration for Mr. Gentner providing advisory services to the Company's Board of Directors. The terms of the option provided that the option could only be exercised during its first three years if Mr. Gentner was an advisor to the Company's Board of Directors. Mr. Gentner exercised the option in full on June 24, 2003. Mr. Gentner continues to provide such advisory services to the Company's Board of Directors on an as needed basis.

Item 7.   Material to be Filed as Exhibits

None

                         SCHEDULE 13D (Amendment No. 1)

CUSIP NO. 63886Q 10 9                                                Page 9 of 9


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             /s/ Roland W. Gentner
                                    --------------------------------------------
                                    Roland W. Gentner


                                    RWG INVESTMENTS, LLC


                                    By: /s/ Roland W. Gentner
                                       -----------------------------------------
                                       Roland W Gentner, Manager


                                    G FIVE DEVELOPMENT, LLC


                                    By: /s/ Roland W. Gentner
                                       -----------------------------------------
                                       Roland W. Gentner, Manager